Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO BUY, SELL OR SUBSCRIBE FOR ANY SECURITIES DESCRIBED HEREIN. THE SECURITIES OFFERED WILL NOT BE OR HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

BORR DRILLING LIMITED – CONTEMPLATED EQUITY OFFERING OF UP TO USD 30 MILLION

Hamilton, Bermuda, 20 May 2020

Borr Drilling is contemplating to offer up to up to USD 30 million in new depositary receipts (the "Offer Shares"), representing the beneficial interests in the same number of the Company’s underlying common shares, each with a par value of USD 0.05 (the “Equity Offering”).. The net proceeds from the Equity Offering will be used for strengthen the Company’s working capital and general corporate purposes.

The bookbuilding period opens at 23:00 CET/5:00pm EST on 20 May 2020 and ends at 22:00 CET/4.00Pm EST on 21 May 2020. The Company may at its own discretion extend or shorten the bookbuilding period at any time and for any reason.

The date for settlement of the Equity Offering is expected to be on or about 5 June 2020 (the “Settlement Date”).

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “may”, “expect”, “may”, “will” and similar expressions and include statements relating to the Equity Offering, the extension or shortening of the application period, and the use of the net proceeds of the Equity Offering.  Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the Company’s ability to complete the Equity Offering and other factors described in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.